SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of December 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Management's and Auditor's Reports and Auditor's Consent

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. No. 333-13350 and 333-66044.

                    Consolidated Financial Statements of

                    CGI GROUP INC.

                    September 30, 2001, 2000 and 1999

CGI GROUP INC.
Table of contents
================================================================================



Auditors' Report...............................................................1


Consolidated Statements of Earnings............................................2


Consolidated Statements of Retained Earnings...................................3


Consolidated Balance Sheets....................................................4


Consolidated Statements of Cash Flows..........................................5


Notes to the Consolidated Financial Statements..............................6-35

Samson Belair/Deloitte & Touche, S.E.N.C.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4113
www.deloitte.ca






Auditors' Report


To the Shareholders of
CGI Group Inc.

We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2001 in accordance with Canadian generally accepted accounting principles.





"Signed"
Samson Belair Deloitte & Touche
Chartered Accountants

Montreal, Quebec
November 5, 2001

CGI GROUP INC.
Consolidated Statements of Earnings
years ended September 30
(in thousands of Canadian dollars, except per share amounts)
===================================================================================================================
                                                                   2001               2000               1999
-------------------------------------------------------------------------------------------------------------------
                                                                     $                  $                  $

Revenue                                                          1,581,315          1,436,008           1,409,458
-------------------------------------------------------------------------------------------------------------------

Operating expenses
    Costs of services, selling and administrative
        expenses                                                 1,339,110          1,254,351           1,185,563
    Research                                                        12,585              9,960               9,618
-------------------------------------------------------------------------------------------------------------------
                                                                 1,351,695          1,264,311           1,195,181
-------------------------------------------------------------------------------------------------------------------
Operating earnings before:                                         229,620            171,697             214,277
-------------------------------------------------------------------------------------------------------------------

    Depreciation and amortization of fixed assets                   32,536             26,387              27,415
    Amortization of contract costs and other
        long-term assets                                            33,460             21,991              20,876
-------------------------------------------------------------------------------------------------------------------
                                                                    65,996             48,378              48,291
-------------------------------------------------------------------------------------------------------------------
Earnings before the following items                                163,624            123,319             165,986
-------------------------------------------------------------------------------------------------------------------

Interest
    Long-term debt                                                   4,206              3,624               1,389
    Other                                                              335                130                 120
    Income                                                          (2,999)            (3,898)             (5,310)
-------------------------------------------------------------------------------------------------------------------
                                                                     1,542               (144)             (3,801)
-------------------------------------------------------------------------------------------------------------------

Earnings before income taxes, entity subject to
    significant influence and amortization of goodwill             162,082            123,463             169,787
Income taxes (Note 8)                                               72,165             49,985              69,943
-------------------------------------------------------------------------------------------------------------------
Earnings before entity subject to significant influence
    and amortization of goodwill                                    89,917             73,478              99,844
Entity subject to significant influence                                  7                 64                  62
-------------------------------------------------------------------------------------------------------------------
Earnings before amortization of goodwill                            89,924             73,542              99,906
Amortization of goodwill, net of income taxes                       27,135             17,876              16,090
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                        62,789             55,666              83,816
===================================================================================================================

Weighted average number of outstanding Class A
    subordinate shares and Class B shares                      299,500,350        270,442,354         267,969,082
===================================================================================================================

Earnings before amortization of goodwill per share                    0.30               0.27                0.37
===================================================================================================================

Basic earnings per share                                              0.21               0.21                0.31
===================================================================================================================

Diluted earnings per share                                            0.21               0.20                0.31
===================================================================================================================

See Notes to the Consolidated Financial Statements.

CGI GROUP INC.
Consolidated Statements of Retained Earnings
years ended September 30
(in thousands of Canadian dollars)
===================================================================================================================
                                                                   2001               2000               1999
-------------------------------------------------------------------------------------------------------------------
                                                                     $                  $                  $


Retained earnings, beginning of year,
    as previously reported                                         183,156            139,080              55,264
Adjustment for change in accounting policy (Note 2)                      -            (11,590)                  -
-------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of year, as restated                  183,156            127,490              55,264
Net earnings                                                        62,789             55,666              83,816
-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                     245,945            183,156             139,080
===================================================================================================================

See Notes to the Consolidated Financial Statements.

CGI GROUP INC.
Consolidated Balance Sheets
as at September 30
(in thousands of Canadian dollars)
===================================================================================================================
                                                                                          2001             2000
-------------------------------------------------------------------------------------------------------------------
                                                                                            $                $

Assets
Current assets
    Cash and cash equivalents                                                             46,008           49,341
    Accounts receivable (Note 3)                                                         320,667          218,938
    Income taxes                                                                             979            2,733
    Work in progress                                                                      84,838           56,799
    Prepaid expenses and other current assets                                             48,931           19,442
    Future income taxes (Note 8)                                                          17,998            7,052
-------------------------------------------------------------------------------------------------------------------
                                                                                         519,421          354,305

Investment in an entity subject to significant influence                                       -            1,261
Fixed assets (Note 4)                                                                    123,391           58,900
Contract costs and other long-term assets (Note 5)                                       272,403           93,716
Future income taxes (Note 8)                                                              32,785           24,470
Goodwill                                                                               1,114,793          395,903
-------------------------------------------------------------------------------------------------------------------
                                                                                       2,062,793          928,555
===================================================================================================================

Liabilities
Current liabilities
    Accounts payable and accrued liabilities                                             315,902          142,754
    Deferred revenue                                                                      85,163           33,194
    Future income taxes (Note 8)                                                          21,013            7,963
    Current portion of long-term debt (Note 6)                                             7,528            5,770
-------------------------------------------------------------------------------------------------------------------
                                                                                         429,606          189,681

Future income taxes (Note 8)                                                              43,705           23,929
Long-term debt (Note 6)                                                                   32,752           37,644
Deferred credits                                                                          74,813                -
-------------------------------------------------------------------------------------------------------------------
                                                                                         580,876          251,254
-------------------------------------------------------------------------------------------------------------------

Shareholders' equity
    Capital stock (Note 7)                                                             1,213,542          491,807
    Contributed surplus                                                                      211              211
    Warrants (Note 7)                                                                     19,655                -
    Retained earnings                                                                    245,945          183,156
    Foreign currency translation adjustment                                                2,564            2,127
-------------------------------------------------------------------------------------------------------------------
                                                                                       1,481,917          677,301
-------------------------------------------------------------------------------------------------------------------
                                                                                       2,062,793          928,555
===================================================================================================================

See Notes to the Consolidated Financial Statements.

Approved by the Board


"Signed" Serge Godin, ...............................Director


"Signed" Andre Imbeau,...............................Director

CGI GROUP INC.
Consolidated Statements of Cash Flows
years ended September 30
(in thousands of Canadian dollars)
===================================================================================================================
                                                                   2001               2000               1999
-------------------------------------------------------------------------------------------------------------------
                                                                     $                  $                  $

Operating activities
    Net earnings                                                    62,789             55,666              83,816
    Adjustments for:
        Depreciation and amortization of fixed assets               32,536             26,387              27,415
        Loss (gain) on disposal of fixed assets                          -              1,454                (135)
        Amortization of contract costs and other
           long-term assets                                         33,460             21,991              20,876
        Amortization of goodwill                                    28,586             19,153              16,584
        Future income taxes                                         32,589              2,214              12,364
        Foreign exchange loss (gain)                                 4,213               (497)                988
        Entity subject to significant influence                         (7)               (64)                (62)
        Other                                                            -                  -                 190
-------------------------------------------------------------------------------------------------------------------
                                                                   194,166            126,304             162,036
-------------------------------------------------------------------------------------------------------------------

    Changes in non-cash operating working capital items:
        Accounts receivable                                        (33,786)            17,206             (10,229)
        Work in progress                                           (12,277)            31,725             (56,552)
        Prepaid expenses and other current assets                     (556)            (5,486)             (1,389)
        Accounts payable and accrued liabilities                     2,073            (92,027)            (10,998)
        Income taxes                                                  (559)           (13,647)            (16,218)
        Deferred revenue                                            24,941              3,475               9,860
-------------------------------------------------------------------------------------------------------------------
                                                                   (20,164)           (58,754)            (85,526)
-------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                              174,002             67,550              76,510
-------------------------------------------------------------------------------------------------------------------

Financing activities
    Net variation of credit facility                                (5,000)           (16,200)             46,200
    Reduction of other long-term debts                             (65,027)            (5,907)             (9,670)
    Issuance of shares                                              54,206             10,931               4,992
-------------------------------------------------------------------------------------------------------------------
Cash (used for) provided by financing activities                   (15,821)           (11,176)             41,522
-------------------------------------------------------------------------------------------------------------------

Investing activities
    Business acquisitions (net of cash) (Note 9)                   (86,393)           (18,395)           (119,106)
    Investment in an entity subject to significant influence             -               (514)                  -
    Purchase of fixed assets                                       (23,993)           (18,090)            (20,678)
    Proceeds from sale of fixed assets                               1,270                845               2,201
    Contract costs and other long-term assets                      (48,635)           (14,177)            (58,884)
-------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                (157,751)           (50,331)           (196,467)
-------------------------------------------------------------------------------------------------------------------

Foreign exchange (loss) gain on cash held
    in foreign currencies                                           (3,763)             1,069                (754)
-------------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                (3,333)             7,112             (79,189)
Cash and cash equivalents at beginning of year                      49,341             42,229             121,418
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            46,008             49,341              42,229
===================================================================================================================

Supplementary cash flow information (Note 11)

See Notes to the Consolidated Financial Statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

1.      Description of business

        CGI Group Inc. (the "Company" or "CGI"), directly or through its subsidiaries, provides a full range of information technology ("IT") services including management of IT and business functions, systems integration and consulting. The Company's primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

2.      Summary of significant accounting policies

        Preparation of Consolidated Financial Statements

        The Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 16.

        Use of estimates

        The preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

        Principles of consolidation

        The financial statements of entities controlled by the Company are consolidated; entities jointly controlled by the Company, referred to as joint ventures, are accounted for using the proportionate consolidation method; the associated company, which the Company had the ability to significantly influence, was accounted for using the equity method.

        Revenue recognition and work in progress

        The Company provides professional services under level-of-effort, cost-based and fixed-price contracts. Under level-of-effort contracts, revenue is recorded as services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. Revenue from fixed-price contracts is recorded using the percentage-of-completion method, whereby revenue and profit are based on a ratio of costs incurred to total estimated costs of the project. Work in progress is valued at estimated net realizable value. Deferred revenue principally represents billings to customers in excess of work in progress. Losses, if any, on long-term contracts are recognized during the period they are determined.

        Revenue from the sale of software licences is recognized when the product is delivered to the client and when no significant vendor obligations remain and the collection of the receivable is reasonably assured. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis provided the services do not include significant customization or modification of the base product and the payment terms for licenses are not subject to acceptance criteria. If an acceptance period is stipulated, revenue is recognized upon the earlier of client acceptance or expiration of the acceptance period. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

2.      Summary of significant accounting policies (cont'd)

        Cash and cash equivalents

        Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

        Depreciation and amortization

        Fixed assets are recorded at cost and are depreciated and amortized over their estimated useful lives, using principally the straight-line method. The annual depreciation and amortization periods by fixed asset category are as follows:

              Buildings                                           10 to 40 years
              Leasehold improvements     Term of lease plus first renewal option
              Furniture and fixtures                                3 to10 years
              Computer equipment                                    3 to 5 years
              Software                                              1 to 5 years

        Contract costs and other long-term assets

        Contract costs and other long-term assets include contract costs, costs of software acquired and developed as well as costs of software licences and other.

        Contract costs are incurred in the course of IT management contracts obtained by the Company for periods varying from two to 10 years. These expenses are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

        a) Value assigned to a specific long-term outsourcing contract entered into by an acquired company;

        b) Integration costs incurred on large outsourcing contracts as well as incentives granted to clients upon the signature of long-term outsourcing contracts. The unamortized remaining balance would be refundable upon early termination of contracts, if any.

        Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Costs of software acquired and developed are recorded at cost and amortized on a straight-line basis over their respective estimated useful lives.

        Goodwill

        Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is amortized on a straight-line basis over its expected useful life of 20 years.

        For business combinations recorded after June 30, 2001, the Company did not amortize the resulting goodwill created, consistent with transition recommendations of the Canadian Institute of Chartered Accountants ("CICA") contained in Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. In addition, see "Future accounting changes", discussed below.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

2.      Summary of significant accounting policies (cont'd)

        Impairment of long-lived assets

        The Company evaluates the carrying value of its long-lived assets, including goodwill, on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. See "Future accounting changes", discussed below, relating to goodwill and other intangible assets.

        Deferred credits

        Deferred  credits  principally  comprise the unused portion of discounts
        granted  by  the  Company  to  customers  under  long-term   outsourcing
        contracts.

        Stock option plan

        The Company has a stock option  compensation plan, which is described in
        Note 7. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

        In connection with a business acquisition where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded $16,519,000 as capital stock representing the fair value of outstanding vested stock options of the acquiree at the acquisition date (see Notes 7 and 9).

        Research

        Research expenses are charged to earnings in the year they are incurred, net of related investment tax credits.

        Income taxes

        On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes, which replaced the deferral method with the liability method of tax allocation. The Company applied the recommendations retroactively without restating prior years.

        Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

2.      Summary of significant accounting policies (cont'd)

        Income taxes (cont'd)

        The change had the following cumulative effect on the October 1, 1999 accounts:

                                                     Increase         Decrease
                                                  ------------------------------
                                                         $                $

        Retained earnings                                               11,590
        Goodwill                                                        16,869
        Current future income tax assets                9,060
        Long-term future income tax assets              4,722
        Current future income tax liabilities              15
        Long-term future income tax liabilities         8,488

        Translation of foreign currencies

        Accordingly, self-sustaining subsidiaries are accounted for using the current-rate method. Assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the year. Resulting unrealized gains or losses are accumulated and reported as translation adjustments in shareholders' equity.

        The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

        Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Other unrealized translation gains and losses are reflected in net earnings.

        Earnings per share

        The Company adopted the recommendations of CICA Handbook Section 3500, Earnings per Share ("EPS"), effective October 1, 2000. The revised section requires the use of the treasury stock method to compute the dilutive effect of potential common shares. Basic and diluted EPS figures for each of the years presented are computed using the treasury stock method.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

2.      Summary of significant accounting policies (cont'd)

        Future accounting changes

        The CICA recently issued Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. The Company will adopt these sections effective October 1, 2001. The Company is currently evaluating the impact of the adoption of the new standards, including the transitional impairment test, and therefore has not yet assessed their effect on the Company's future consolidated net earnings and financial position.

3.      Accounts receivable
                                                     2001             2000
                                                ------------------------------
                                                       $                $

        Trade                                       257,669          202,108
        Other (1)                                    62,998           16,830
        ----------------------------------------------------------------------
                                                    320,667          218,938
        ======================================================================

        (1) Other accounts receivable include refundable tax credits on salaries, calculated at the rate of 25% on salaries paid in Quebec, for a maximum of $10,000 a year per eligible employee. The Company became eligible to receive these tax credits starting May 11, 2000, upon its commitment to relocate to the E-Commerce Place. Accordingly, other accounts receivable, as at September 30, 2001 and 2000, include, respectively, approximately $32,513,000 and $7,800,000 in refundable tax credits on salaries. Should the Company fail to relocate or meet other significant obligations required under the current tax credits on salaries program, any tax credits received would have to be refunded to the Quebec government. Any refund made by the Company would be charged to earnings in the corresponding period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

4.      Fixed assets

                                                                                         2001
                                                                                      Accumulated
                                                                                     depreciation
                                                                                         and            Net book
                                                                        Cost         amortization        value
                                                                   --------------    ------------      ----------
                                                                           $                $               $

        Land                                                              4,191                -            4,191
        Buildings                                                        23,397              167           23,230
        Leasehold improvements                                           30,572            6,033           24,539
        Furniture and fixtures                                           30,411           12,884           17,527
        Computer equipment                                              112,276           70,140           42,136
        Software                                                         24,496           12,728           11,768
        -----------------------------------------------------------------------------------------------------------
                                                                        225,343          101,952          123,391
        ===========================================================================================================


                                                                                         2000
                                                                                      Accumulated
                                                                                     depreciation
                                                                                         and            Net book
                                                                        Cost         amortization        value
                                                                   --------------    ------------      ----------
                                                                           $                $               $

        Leasehold improvements                                           25,887            5,917           19,970
        Furniture and fixtures                                           24,260           11,569           12,691
        Computer equipment                                               72,886           52,002           20,884
        Software                                                         15,516           10,161            5,355
        -----------------------------------------------------------------------------------------------------------
                                                                        138,549           79,649           58,900
        ===========================================================================================================

        Fixed assets include assets acquired under capital leases totalling $11,368,000 ($10,549,000 in 2000), net of accumulated depreciation and amortization of $27,301,000 ($7,981,000 in 2000).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

5.      Contract costs and other long-term assets

                                                                                        2001
                                                                                     Accumulated        Net book
                                                                        Cost         amortization        value
                                                                   --------------    ------------      ----------
                                                                           $                $               $

        Contract costs                                                  205,195           23,152          182,043
        Software acquired and developed                                  65,988           11,484           54,504
        Software licences and other                                      74,094           38,238           35,856
        -----------------------------------------------------------------------------------------------------------
                                                                        345,277           72,874          272,403
        ===========================================================================================================


                                                                                        2000
                                                                                     Accumulated        Net book
                                                                        Cost         amortization        value
                                                                   --------------    ------------      ----------
                                                                           $                $               $

        Contract costs                                                   58,719            5,414           53,305
        Software acquired and developed                                  42,540            7,855           34,685
        Software licences and other                                      34,988           29,262            5,726
        -----------------------------------------------------------------------------------------------------------
                                                                        136,247           42,531           93,716
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

6.      Long-term debt

                                                                                          2001             2000
                                                                                     ------------------------------
                                                                                            $                $
        Unsecured  revolving  credit  facility,  bearing  interest  at  bankers'
           acceptance rate plus 0.375% with no principal
           payments before 2005 (1)                                                       25,000           30,000

        Obligations under capital leases,  bearing  interest at various interest rates  varying from 5.7% to 14.7% and  repayable  in blended  monthly instalments maturing at
           various dates until 2006                                                       14,901           12,777

        Other secured and unsecured loans, without interest,
           repayable in 2002                                                                 379              637
        -----------------------------------------------------------------------------------------------------------
                                                                                          40,280           43,414

        Current portion                                                                    7,528            5,770
        -----------------------------------------------------------------------------------------------------------
                                                                                          32,752           37,644
        ===========================================================================================================

        (1) An amount of $199,050,000 is available under the terms of this unsecured revolving credit facility. In addition to this revolving credit facility, the Company also has available lines of credit totalling $28,750,000 under which approximately $2,550,000 have been used to cover letters of credit issued for contracts with major outsourcing and systems integration clients.

        Principal repayments on long-term debt over the next five years are as follows:

                                                   $

                      2002                          379
                      2003                            -
                      2004                            -
                      2005                       25,000
                      2006                            -

        Minimum capital lease payments are as follows:

                                                                        Payment         Interest        Principal
                                                                           $                $               $

        2002                                                              8,107              958            7,149
        2003                                                              4,280              503            3,777
        2004                                                              3,341              169            3,172
        2005                                                                795               53              742
        2006                                                                 75               14               61
        -----------------------------------------------------------------------------------------------------------
        Total minimum capital lease payments                             16,598            1,697           14,901
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

7.      Capital stock

        Authorized, an unlimited number without par value:

           First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

           Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

           Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

           Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

                                                                                          2001             2000
                                                                                     ------------------------------
                                                                                            $                $

        Issued and paid
             327,032,717  Class A subordinate shares
                          (240,755,667 in 2000)                                        1,159,337          490,645
              40,799,774  Class B shares
                          (34,846,526 in 2000)                                            54,205            1,162
        -----------------------------------------------------------------------------------------------------------
                                                                                       1,213,542          491,807
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

7.     Capital stock (cont'd)

       For 2001, 2000 and 1999 and after giving retroactive effect to the subdivision of the Company's shares that occurred on January 7, 2000, the Class A subordinate shares, Class B shares and first preferred shares changed as follows:

                                                  Class A subordinate
                                                        shares                            Class B shares
                                              Number             Amount              Number             Amount
        -----------------------------------------------------------------------------------------------------------
                                                                    $                                      $

        Balance at September 30,
           1999                            232,097,696             418,624         34,773,652                 148
        Options exercised                    1,790,278               4,992                  -                   -
        -----------------------------------------------------------------------------------------------------------
        Balance at September 30,
           1999                            233,887,974             423,616         34,773,652                 148
        Issued for cash                        287,914               4,003                  -                   -
        Issued as consideration for
           business acquisitions
           (Note 9)                          5,626,369              57,112                  -                   -
        Options exercised                      953,410               5,914             72,874               1,014
        -----------------------------------------------------------------------------------------------------------
        Balance at September 30,
           2000                            240,755,667             490,645         34,846,526               1,162
        Issued for cash                              -                   -          5,953,248              53,043
        Issued as consideration for
           business acquisitions
           (Note 9)                         85,835,178             651,010                  -                   -
        Fair value of outstanding
           vested stock options
           issued as consideration
           for business acquisition
           (Notes 2 and 9)                           -              16,519                  -                   -
        Options exercised                      441,872               1,163                  -                   -
        -----------------------------------------------------------------------------------------------------------
        Balance at September 30,
           2001                            327,032,717           1,159,337         40,799,774              54,205
        ===========================================================================================================

        Stock option plan

        Under a Stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death. Options for 36,709,965 Class A subordinate shares have been reserved for issuance under the stock option plan.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

7.      Capital stock (cont'd)

        Stock option plan (cont'd)

        The following table presents information concerning all stock options granted to certain employees and directors by the Company for the years ended September 30:

                                          2001                        2000                       1999
        -----------------------------------------------------------------------------------------------------------
                                               Weighted                      Weighted                   Weighted
                                                average                       average                    average
                                  Number    exercise price    Number      exercise price   Number    exercise price
                                of options     per share    of options       per share   of options     per share
        -----------------------------------------------------------------------------------------------------------
                                                   $                             $                          $

        Outstanding, beginning
         of year                 6,413,181        11.46       4,996,414        8.23       5,497,696        4.85

        Granted                 11,705,381         8.89       2,565,594       15.93       1,415,980       14.65
        Granted as consideration
         for business
           acquisition (Note 9)  8,424,502        12.27               -           -               -           -
        Exercised                 (441,872)        2.63      (1,026,284)       6.75      (1,790,278)       2.79
        Forfeited and expired     (815,889)       13.90        (122,543)      13.21        (126,984)       9.91
        -----------------------------------------------------------------------------------------------------------
        Outstanding, end
         of year                25,285,303        10.61       6,413,181       11.46       4,996,414        8.23
        ===========================================================================================================

        The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company at September 30, 2001:

                                        Options outstanding                              Options exercisable
        -----------------------------------------------------------------------------------------------------------
                                    Weighted
                                     average
                                                    remaining         Weighted                          Weighted
                Range of            Number         contractual         average         Number            average
             exercise price       outstanding     life (years)     exercise price    exercisable     exercise price
        -----------------------------------------------------------------------------------------------------------
                    $                                                     $                                 $

             0.05 to 2.97           707,941              3              1.42            704,747            1.41
             3.15 to 5.75         2,596,269              5              4.49          1,631,840            5.22
             5.87 to 8.99        10,340,369             10              8.50            604,471            6.71
            9.03 to 13.59         6,179,529              8             10.59          1,839,806           11.32
           14.00 to 16.86         3,031,794              8             15.71          1,905,645           15.57
           17.30 to 23.90         1,916,733              7             19.70          1,077,192           19.57
           24.51 to 29.16           127,216              8             27.98             46,834           27.38
           31.38 to 36.73           385,452              7             34.71            327,467           35.30
        -----------------------------------------------------------------------------------------------------------
                                 25,285,303              7             10.61          8,138,002           12.04
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

7.      Capital stock (cont'd)

        Warrants

        In connection with the signing of a strategic outsourcing contract and of a business acquisition (see Note 9), the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at September 30, 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and the remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. These warrants have a total fair value of $19,655,000. The fair values of the warrants were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

        Earnings per share

        The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Numerator:
           Net earnings                                                  62,789           55,666           83,816
        -----------------------------------------------------------------------------------------------------------

        Denominator:
           Denominator for basic earnings per share -
               weighted average shares                              299,500,350      270,442,354      267,969,082
           Dilutive effect of employee stock options                  1,287,291        2,317,858        1,127,202
           Dilutive effect of warrants                                  319,545                -                -
        -----------------------------------------------------------------------------------------------------------
           Denominator for diluted earnings per share -
               weighted average shares and assumed
               conversions                                          301,107,186      272,760,212      269,096,284
        ===========================================================================================================

        Basic earnings per share                                           0.21             0.21             0.31
        ===========================================================================================================

        Diluted earnings per share                                         0.21             0.20             0.31
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

8.      Income taxes

        As described in Note 2, the Company adopted the recommendations of CICA Handbook Section 3465, Income Taxes, effective October 1, 1999 and prior year figures have not been restated. The terminology used to describe comparative figures is consistent with the terminology used to describe current year figures calculated using the liability method of tax allocation. The income tax provision for the years ended September 30, is as follows:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Current                                                          38,244           46,494           57,085
        Future (1)                                                       33,921            3,491           12,858
        -----------------------------------------------------------------------------------------------------------
                                                                         72,165           49,985           69,943
        ===========================================================================================================

        (1)  Includes  $1,451,000  ($1,277,000  in 2000 and $494,000 in 1999) of
             future income taxes related to goodwill amortization.

        The Company's effective income tax rate differs from the combined Canadian statutory tax rate for the years ended September 30, for the following reasons:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           %                %                %

        Combined federal and provincial statutory tax rates                 38.6            40.6              41.9
        Non-deductible items                                                 8.6             7.3               5.1
        Utilization of non-recognized tax benefits
           of a subsidiary                                                     -               -              (1.1)
        Valuation allowance relating to tax benefits on losses               7.8               -                 -
        Other                                                               (2.0)           (1.1)             (0.6)
        -----------------------------------------------------------------------------------------------------------
        Effective income tax rate after goodwill amortization               53.0            46.8              45.3

        Goodwill amortization                                               (8.5)           (6.3)             (4.1)
        -----------------------------------------------------------------------------------------------------------
        Effective income tax rate before goodwill amortization              44.5            40.5              41.2
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

8.      Income taxes (cont'd)

        Future income taxes at September 30, are as follows:

                                                                                          2001             2000
                                                                                     ------------------------------
                                                                                            $                $

        Future income tax assets:
           Provision for integration costs                                                26,093           10,415
           Tax benefits on losses carried forward                                         97,415           23,654
           Accrued compensation                                                            7,107                -
           Fixed assets                                                                    6,739                -
           Unclaimed research and experimental development expenses                            -            2,041
           Allowance for doubtful accounts                                                 3,507                -
           Other                                                                           3,742            1,201
        -----------------------------------------------------------------------------------------------------------
                                                                                         144,603           37,311
        -----------------------------------------------------------------------------------------------------------

        Future income tax liabilities:
           Fixed assets                                                                        -            1,958
           Contract costs and other long-term assets                                      35,336           21,550
           Work in progress                                                                6,716            7,190
           Goodwill                                                                        5,467            1,049
           Refundable tax credits on salaries                                              8,997                -
           Other                                                                           8,202              145
        -----------------------------------------------------------------------------------------------------------
                                                                                          64,718           31,892
        -----------------------------------------------------------------------------------------------------------
        Valuation allowance                                                               93,820            5,789
        -----------------------------------------------------------------------------------------------------------
        Future income taxes, net                                                         (13,935)            (370)
        ===========================================================================================================

        Future income taxes are classified as follows:

        Current future income tax assets                                                  17,998            7,052
        Long-term future income tax assets                                                32,785           24,470
        Current future income tax liabilities                                            (21,013)          (7,963)
        Long-term future income tax liabilities                                          (43,705)         (23,929)
        -----------------------------------------------------------------------------------------------------------
        Future income tax liabilities, net                                               (13,935)            (370)
        ===========================================================================================================

        Certain of the Company's subsidiaries have losses carried forward aggregating approximately $300,000,000, of which approximately $262,000,000 (US$167,000,000) originates from the Company's US subsidiaries, available to reduce future taxable income and expiring at various dates to 2021. The benefit of these losses has been reflected in the Consolidated Financial Statements to the extent that it was considered to be more likely than not that the related future income tax assets would be realized.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

9.      Business acquisitions

        For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

        During 2001, the Company made the following acquisitions:

        - C.U. Processing Inc. ("CUP") - On October 4, 2000, the Company acquired all the outstanding shares of CUP, a Detroit-based provider of information management systems primarily to US credit unions;

        - AGTI Consulting Services Inc. ("AGTI") - On November 27, 2000, the Company acquired 49.0% of all outstanding shares of AGTI, a Montreal-based IT consulting firm. The Company accounts for its 49.0% interest in AGTI using the proportionate consolidation method;

        - RSI Realtime Consulting Inc. ("RSI") - On December 12, 2000, the Company acquired all the outstanding shares of RSI, a Toronto-based SAP implementation specialist;

        - Groupe-conseil CDL Inc. ("CDL") - On January 4, 2001, the Company acquired all outstanding shares of CDL, a Montreal-based IT consulting firm in J.D. Edwards enterprise resource planning solutions;

        - Star Data Systems Inc. ("Star Data") - On January 9, 2001, the Company acquired all the outstanding common shares of Star Data on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share. Star Data is a Canadian-based provider of IT services and solutions to the financial services industry;

        - Conseillers en informatique d'affaires ("CIA") - On January 12, 2001, the Company increased its interest in CIA from 35.0% to 49.0% and began using the proportionate consolidation method to account for its investment: prior to January 12, 2001, the Company used the equity method to account for this investment. CIA is a provider of IT services primarily in the government and financial sectors;

        - Nter Technologies, Limited Partnership ("Nter") - On February 1, 2001, the Company entered into a partnership with Loto-Quebec, which involved the creation of Nter, an IT consulting firm, and the acquisition of a 49.9% interest in Nter. The Company accounts for this interest using the proportionate consolidation method;

        - Assets and liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec used in data and micro-computing of Mouvement des caisses Desjardins ("Desjardins") operations - On May 1, 2001, the Company signed a strategic alliance for the management of data and micro-computing of Desjardins operations. In the context of this agreement, the Company acquired the related assets, certain intellectual property rights and assumed liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec used in data and micro-computing of Desjardins. In addition, approximately 450 Desjardins employees were transferred to the Company;

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

9.      Business acquisitions (cont'd)

        - CyberBranch Corporation ("CyberBranch") - On May 31, 2001, the Company acquired CyberBranch, a subsidiary of Stanford Federal Credit Union of California. CyberBranch is an Internet and intranet provider of leading-edge technology to credit unions across North America;

        - Larochelle Gratton - On July 1, 2001, the Company acquired all outstanding shares of Larochelle Gratton, a Quebec-based provider of a range of systems integration services to leading client organizations, including areas such as e-commerce and the Internet. As described in Note 2, goodwill resulting from this acquisition is not amortized;

- IMRglobal Corp. ("IMRglobal" or "IMR") - On July 27, 2001, the Company merged with IMRglobal, a US-based leading global provider of end-to-end IT solutions, acquiring all the outstanding common stock of IMRglobal on the basis of 1.5974 Class A subordinate share of the Company for each share of IMRglobal common stock. In addition, each outstanding IMRglobal stock option as of that date became a 1.5974 stock option to acquire a Class A subordinate share of the Company. The purchase price allocation shown below is preliminary and is based on the Company's estimates assisted by external advisors. The final allocation is expected to be completed within twelve months from the acquisition date and may result in the purchase price being allocated to other identified intangible assets besides goodwill which will be amortized over their respective estimated useful lives. As described in Note 2, goodwill resulting from this acquisition is not amortized.

            Non-cash working capital items acquired, reflected below, include costs totalling $68,000,000 of acquisition and integration liabilities incurred by the Company for professional fees and costs to exit and consolidate certain of IMRglobal activities. The components of the acquisition and integration liabilities assumed and included in the preliminary allocation of the purchase price to the net assets acquired are as follows:


                                                                                                       Balance
                                               Acquisition and              Paid as at             remaining as at
                                                 integration               September 30,            September 30,
                                                 liabilities                   2001                     2001
                                             -------------------        -----------------        ------------------
                                                      $                          $                        $

            Professional fees                        17,347                   14,513                     2,834
            Consolidation and closure
               of facilities                         14,000                    1,554                    12,446
            Severance                                12,000                      300                    11,700
            Support structure                        20,810                      573                    20,237
            Other                                     3,843                    2,188                     1,655
            -------------------------------------------------------------------------------------------------------
                                                     68,000                   19,128                    48,872
            =======================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

9.      Business acquisitions (cont'd)

        - LoyalTech - On August 7, 2001, the Company acquired all outstanding shares of LoyalTech, a Portugal-based consultant and integrator specialist in customer relationship management solutions and e-business strategies. As described in Note 2, goodwill resulting from this acquisition is not amortized;

        - Digital 4Sight - On August 27, 2001, the Company signed a joint venture agreement with former Digital 4Sight owners, which involved the creation of a new management strategy and research firm. The Company accounts for its 51.0% interest in Digital 4Sight using the proportionate consolidation method. As described in Note 2, goodwill resulting from this acquisition is not amortized;

- EPC Services Conseils Inc. ("EPC") - On September 10, 2001, the Company acquired all outstanding shares of EPC, a Quebec-based consulting firm. As described in Note 2, goodwill resulting from this acquisition is not amortized.


        These acquisitions were accounted for using the purchase method, as follows:

                                                 Star
        Net assets acquired            IMR       Data     Desjardins     AGTI        CUP        Other      Total
        ------------------------------------------------------------------------------------------------------------
                                        $          $           $           $          $           $          $

        Non-cash working capital
         items                      (62,558)    (18,391)     21,381      2,216     (12,061)      (471)    (69,884)
        Fixed assets                 42,095      21,211       3,612        448       3,296      2,135      72,797
        Contract costs and other
         long-term assets            22,346       9,203     111,986          -         447         11     143,993
        Future income taxes           7,537      15,716      (6,685)        10       4,228      1,139      21,945
        Goodwill                    578,525      73,060       9,549     14,602      41,601     27,588     744,925
        Long-term debt              (53,988)    (10,799)          -          -        (812)    (1,759)    (67,358)
        Deferred credits             (7,609)          -     (67,627)         -           -          -     (75,236)
        -----------------------------------------------------------------------------------------------------------
                                    526,348      90,000      72,216     17,276      36,699     28,643     771,182
        Cash position at acquisition 26,485      12,820           -      7,639       1,837      4,062      52,843
        -----------------------------------------------------------------------------------------------------------
                                    552,833     102,820      72,216     24,915      38,536     32,705     824,025
        ===========================================================================================================

        Consideration
         Cash                             -           -      57,945     24,915      38,536     19,561     140,957
         Issuance of 85,835,178
           Class A subordinate
           Shares (Note 7)          536,314     102,820           -          -           -     11,876     651,010
         Issuance of 8,424,502
           stock options to acquire
           Class A subordinate
           shares (Notes 2 and 7)    16,519           -           -          -           -          -      16,519
         4,000,000 warrants at
           fair value (Note 7)            -           -      14,271          -           -          -      14,271
         Equity value of CIA
           investment at acquisition
           date                           -           -           -          -           -      1,268       1,268
        -----------------------------------------------------------------------------------------------------------
                                    552,833     102,820      72,216     24,915      38,536     32,705     824,025
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

9.      Business acquisitions (cont'd)

        In addition, during 2001, the Company modified the initial purchase price allocation of APG Solutions & Technologies Inc. ("APG"), acquired in 2000, following the conclusion of pending arbitration at the acquisition date, which resulted in a reduction of the consideration paid and the corresponding value of net assets acquired of approximately $1,721,000.

        During 2000, the Company made the following acquisitions:

        - MCM Technology Inc. ("MCM") - On October 26, 1999, the Company acquired all the outstanding shares of MCM, an information technology consulting firm serving clients mainly in the healthcare and telecommunications industries;

- APG - On September 1, 2000, the Company acquired all the outstanding shares of APG, an information technology consulting firm specializing in the implementation of enterprise resource planning solutions, system evolution, electronic commerce and knowledge management.


        These acquisitions, including the fiscal 2001 modification relating to APG described above, were accounted for using the purchase method, as follows:

        Net assets acquired                                               MCM              APG            Total
        ------------------------------------------------------------------------------------------------------------
                                                                           $                $               $

        Non-cash working capital items                                   (1,208)          (8,336)          (9,544)
        Fixed assets                                                        872            2,089            2,961
        Contract costs and other long-term assets                             -               64               64
        Future income taxes                                                 363            9,678           10,041
        Goodwill                                                          8,925           63,749           72,674
        Long-term debt                                                     (635)          (1,775)          (2,410)
        -----------------------------------------------------------------------------------------------------------
                                                                          8,317           65,469           73,786

        Cash position at acquisition                                      1,008           (7,162)          (6,154)
        -----------------------------------------------------------------------------------------------------------
                                                                          9,325           58,307           67,632
        ===========================================================================================================

        Consideration
           Cash                                                           2,900            7,620           10,520
           Issuance of 5,626,369 Class A
               subordinate shares (Note 7)                                6,425           50,687           57,112
        -----------------------------------------------------------------------------------------------------------
                                                                          9,325           58,307           67,632
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

9.      Business acquisitions (cont'd)

        During 1999, the Company made the following acquisitions:

        - 9061-9313 Quebec Inc. - On January 1, 1999, the Company acquired all the outstanding shares of 9061-9313 Quebec Inc., a corporation incorporated by Desjardins and into which the assets of Technologie Desjardins Laurentienne ("TDL") were transferred;

        -   DRT  Systems   International  and  DRT  Systems  International  L.P.
            (jointly,   "DRT")  -  On  July  1,  1999,   the  Company   acquired
            substantially all of the assets related to the businesses of DRT.

        These acquisitions were accounted for using the purchase method, as follows:


           Net assets acquired                                            TDL              DRT            Total
           ---------------------------------------------------------------------------------------------------------
                                                                           $                $               $

           Non-cash working capital items                                 1,072           23,952           25,024
           Fixed assets                                                   2,516            3,207            5,723
           Contract costs and other long-term assets                      1,053                -            1,053
           Goodwill                                                      18,541           68,765           87,306
           --------------------------------------------------------------------------------------------------------
                                                                         23,182           95,924          119,106
           ========================================================================================================

           Cash consideration                                            23,182           95,924          119,106
           ========================================================================================================

10.     Investments in joint ventures

        The Company's proportionate share of its joint venture investees' operations included in the Consolidated Financial Statements is as follows:

                                                                                         As at and for the years
                                                                                           ended September 30,
                                                                                          2001             2000
                                                                                     ------------------------------
                                                                                            $                $
        Balance Sheet
           Current assets                                                                 18,370            1,347
           Non-current assets                                                             21,967              192
           Current liabilities                                                             4,275            1,335
           Non-current liabilities                                                            45                -

        Statement of earnings
           Revenue                                                                        35,057           10,814
           Expenses                                                                       34,339           10,312
        -----------------------------------------------------------------------------------------------------------
           Net earnings                                                                      718              502
        ===========================================================================================================

        Statement of cash flows Funds provided by:
               Operating activities                                                        1,572              502
               Financing activities                                                            -              234
               Investing activities                                                       (2,220)               -

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

11.     Supplementary cash flow information

        i) Non-cash operating, investing and financing activities:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $
               Operating activities
                  Deferred credits                                       14,000                -                -
                  Future income taxes                                     3,029                -                -
        -----------------------------------------------------------------------------------------------------------
                                                                         17,029                -                -
        ===========================================================================================================

               Investing activities
                  Business acquisitions                                 681,800           57,112                -
                  Purchase of assets under capital leases                     -            2,882           11,943
                  Contract costs and other long-term assets              22,413                -                -
        -----------------------------------------------------------------------------------------------------------
                                                                        704,213           59,994           11,943
        ===========================================================================================================

               Financing activities
                  Issuance of capital stock and stock options           667,529           57,112                -
                  Issuance of warrants                                   19,655                -                -
                  Increase in obligations under capital leases                -            2,882           11,943
        -----------------------------------------------------------------------------------------------------------
                                                                        687,184           59,994           11,943
        ===========================================================================================================

        ii)Interest paid and income taxes paid for the years ended September 30, are as follows:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

               Interest paid                                              4,592            3,754            1,509
               Income taxes paid                                         41,615           67,154           73,303

12.     Segmented information

        The Company has three strategic business units ("SBU"), organized on the basis of geographic areas: Canada, US and International. The Company evaluates each SBU's performance primarily based on its revenue, operating earnings and net contribution (the latter being defined as earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill) by its respective senior executive, who reports directly to the Chief Executive Officer.

        Each segment, with the exception of the corporate segment, offers end-to-end IT services including management of IT and business functions, systems integration and consulting services to clients in industry sectors such as telecommunications, financial services and manufacturing/retail/ distribution. The corporate segment comprises management of cash and cash equivalents and general corporate activities such as strategy and market development, coordination of large projects and capital investment decisions. Costs which have not been allocated to the other segments are included in this segment as they represent common costs and general head office expenses; the allocation of these costs to the other segments would not assist in the evaluation of the respective segments' contributions.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

12.     Segmented information (cont'd)

        Effective October 1, 2001, the Company will change its organizational structure. The Company will have three SBUs organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services. As of that date, the Company will begin to evaluate SBU performance under this structure and will report segmented information on that basis. Segmented information presented below is on the basis of the organizational structure in place at September 30, 2001.

                                                                     2001
                            ---------------------------------------------------------------------------------------
                                                                                       Intersegment
                              Canada            US       International   Corporate      elimination      Total
                            ---------------------------------------------------------------------------------------
                                 $               $             $             $               $             $

        Revenue               1,300,258       232,655         86,850              -        (38,448)     1,581,315

        Operating expenses    1,031,041       235,587         89,110         34,405        (38,448)     1,351,695
        -----------------------------------------------------------------------------------------------------------
        Operating earnings
         before:                269,217        (2,932)        (2,260)       (34,405)             -        229,620

        Depreciation and
         amortization            58,585         4,072          2,133          1,206              -         65,996
        -----------------------------------------------------------------------------------------------------------
        Earnings before
         interest, income
         taxes, entity
         subject to significant
         influence and
         amortization of
         goodwill               210,632        (7,004)        (4,393)       (35,611)             -        163,624
        ===========================================================================================================

        Total assets            971,154       806,173        240,710         44,756              -      2,062,793
        ===========================================================================================================

                                                                     2000
                            ---------------------------------------------------------------------------------------
                                                                                       Intersegment
                              Canada            US       International   Corporate      elimination      Total
                            ---------------------------------------------------------------------------------------
                                 $               $             $             $               $             $

        Revenue               1,127,715       215,442        179,531              -        (86,680)     1,436,008

        Operating expenses      943,612       207,104        165,543         34,732        (86,680)     1,264,311
        -----------------------------------------------------------------------------------------------------------
        Operating earnings
         before:                184,103         8,338         13,988        (34,732)             -        171,697

        Depreciation and
         amortization            41,023         4,009          2,046          1,300              -         48,378
        -----------------------------------------------------------------------------------------------------------
        Earnings before
         interest, income
         taxes, entity
         subject to significant
         influence and
         amortization of
         goodwill               143,080         4,329         11,942        (36,032)             -        123,319
        ===========================================================================================================

        Total assets            597,729       207,469         95,095         28,262              -        928,555
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

12.     Segmented information (cont'd)

                                                                     1999
                            ---------------------------------------------------------------------------------------
                                                                                       Intersegment
                             Canada            US        International   Corporate      elimination      Total
                            ---------------------------------------------------------------------------------------
                                $               $              $             $               $             $

        Revenue             1,204,719        140,617         121,179              -        (57,057)     1,409,458

        Operating expenses    995,938        123,077         108,002         25,221        (57,057)     1,195,181
        -----------------------------------------------------------------------------------------------------------
        Operating earnings
         before:              208,781         17,540          13,177        (25,221)             -        214,277

        Depreciation and
         amortization          41,991          3,992             905          1,403              -         48,291
        -----------------------------------------------------------------------------------------------------------
        Earnings before
         interest, income
         taxes, entity subject
         to significant
         influence and
         amortization of
         goodwill             166,790         13,548          12,272        (26,624)             -        165,986
        ===========================================================================================================

        Total assets          500,014        186,315         150,238         29,922              -        866,489
        ===========================================================================================================

        Revenue by service line:
                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $
        Management of IT and business functions
           (outsourcing)                                              1,091,107          891,726        1,009,844
        Systems integration and Consulting                              490,208          544,282          399,614
        -----------------------------------------------------------------------------------------------------------
        Total                                                         1,581,315        1,436,008        1,409,458
        ===========================================================================================================

        The Canada and International segments comprise revenue from contracts with a shareholder, its subsidiaries and its affiliated companies. Other than that group, no single client represents more than 10% of the Company's revenue (see Note 13).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

13.     Related party transactions

        In the normal course of business, the Company is party to contracts with certain of BCE Inc.'s (a shareholder) subsidiaries and affiliated companies, pursuant to which the Company is its preferred IT supplier. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Revenue                                                         451,344          572,630          526,696
        Purchase of services                                             78,495          114,062          110,009
        Accounts receivable                                              37,549           53,235           11,961
        Accounts payable                                                  4,828           12,645           20,960
        Work in progress                                                 16,389           12,072           38,561
        Deferred revenue                                                 24,010           11,998            5,912
        Contract costs and other long-term assets                        22,750           25,711           31,200

14.     Commitments and contingencies

        At September 30, 2001, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $668,586,000. Minimum lease payments due in each of the next five years are as follows:

                                                $

                 2002                         86,225
                 2003                         79,046
                 2004                         69,288
                 2005                         52,093
                 2006                         44,002

        The Company concluded four long-term service agreements representing a total commitment of $49,317,000. Minimum payments under these agreements due in each of the next five years are as follows:

                               $

                 2002                         25,537
                 2003                         20,755
                 2004                          5,477
                 2005                            622
                 2006                              -

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

15.     Financial instruments

        Fair value

        At September 30, 2001 and 2000, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

        The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2001 and 2000.

        The Company does not hold or issue financial instruments for trading purposes.

        Credit risk

        Credit risk concentration with respect to trade receivables is limited due to the Company's large client base. Furthermore, as described in
        Note 13, the Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

        Currency risk

        The Company operates internationally and is exposed to market risks from changes in foreign currency rates. The Company does not trade derivative financial instruments.

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

        The material differences between Canadian and US GAAP affecting the Company's Consolidated Financial Statements are detailed as follows:

        Reconciliation of net earnings:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Net earnings - Canadian GAAP                                     62,789           55,666           83,816

        Adjustments
           Foreign currency translation (ii)                                523              462              389
           Goodwill (iii)                                                  (500)            (500)            (142)
           Integration costs (iv)                                        (4,842)          (1,764)               -
           Income taxes (i)                                                   -                -              550
           Research (v)                                                       -                -            2,178
           Purchased in-process R&D (vi)                                      -                -             (741)
           Warrants (vii)                                               (11,605)               -                -
           Unearned compensation (viii)                                    (150)               -                -
        -----------------------------------------------------------------------------------------------------------
        Net earnings - US GAAP                                           46,215           53,864           86,050
        ===========================================================================================================

        Basic EPS - US GAAP                                                0.15             0.20             0.32
        ===========================================================================================================

        Diluted EPS - US GAAP                                              0.15             0.20             0.32
        ===========================================================================================================

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        Reconciliation of shareholders' equity:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Shareholders' equity - Canadian GAAP                          1,481,917          677,301          563,055

        Adjustments
           Adjustment for change in accounting policy (i)                 9,134            9,134                -
           Foreign currency translation (ii)                                581            1,659            1,562
           Goodwill (iii)                                                27,578             (642)            (142)
           Integration costs (iv)                                        (6,606)          (1,764)               -
           Income taxes (i)                                                   -                -           (2,456)
           Warrants (vii)                                               (11,605)               -                -
           Unearned compensation (viii)                                  (3,694)               -                -
        -----------------------------------------------------------------------------------------------------------
        Shareholders' equity - US GAAP                                1,497,305          685,688          562,019
        ===========================================================================================================

        (i)   Income taxes and adjustment for change in accounting policy

              On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes (see Note 2). The recommendations of Section 3465 are similar to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a purchase business combination, which resulted in a future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. US GAAP, this amount would have been reflected as additional goodwill.

              Prior to the issuance of Section 3465, under Canadian GAAP, accounting for income taxes was similar to the provisions of the US Accounting Principles Board No. 11. Under US GAAP, the Company would have followed the provisions of SFAS No. 109.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (ii)  Translation of foreign currencies

              Under Canadian GAAP, the financial statements of the Company's foreign subsidiaries, which are considered integrated operations, have been translated using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

              Under US GAAP, SFAS No. 52, Foreign Currency Translation, requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet dates for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements of foreign subsidiaries into Canadian dollars, are excluded from the determination of net earnings and are reported as a separate component in shareholders' equity.

        (iii) Goodwill

              As described in (i) above, goodwill recorded by the Company would be greater for US GAAP purposes than for Canadian GAAP purposes. The adjustment reflects the additional goodwill amortization expense for US GAAP purposes.

              The goodwill adjustment to shareholders' equity results from the difference in the value assigned to stock options issued to IMRglobal employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation (see Notes 2 and 9), whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (viii) below for a further discussion relating to this item.

        (iv)  Integration costs

              Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to net earnings, net of goodwill amortization recorded for Canadian GAAP purposes and of income taxes.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (v)   Research

              Under US GAAP, software and development costs capitalized by a subsidiary company would have been expensed. The adjustment represents the reversal of the amortization expense, net of income taxes.

        (vi)  Purchased in-process research and development ("R&D")

              As a result of the acquisition of a subsidiary company, an amount was allocated to software and development costs incurred by a subsidiary company prior to its acquisition. Under US GAAP, this charge would be considered as purchased in-process R&D. Purchased in-process R&D that represents products in the development stage and not considered to have reached technological feasibility at the time of the acquisition is required to be expensed. The adjustment represents the reversal of the amortization expense, net of income taxes.

        (vii) Warrants

              Under  Canadian  GAAP,  the  fair  value  of  warrants  issued  in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued is subtracted from the initial proceeds received in determining revenue. The adjustment represents the subtraction to revenue, net of contract costs amortization recorded for Canadian GAAP purposes and net of income taxes.

        (viii) Unearned compensation

              Under Canadian GAAP, unvested stock options granted as a result of a business combination are not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (iii) above), net of income taxes, that would have been recorded as a separate component of shareholders' equity for US GAAP purposes, relating to the IMRglobal acquisition described in Note 9. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting (service) period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (ix)  Comprehensive income

              Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries (see (ii) above). As at September 30, 2001, 2000 and 1999, cumulative other comprehensive income amounts to $3,329,000, $2,889,000 and $3,042,000, respectively.

              The following table represents comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

              Net earnings - US GAAP                                     46,215           53,864           86,050
              Other comprehensive income:
                 Foreign currency translation adjustment,
                     net of tax                                             837            1,762              134
              -----------------------------------------------------------------------------------------------------
              Comprehensive income                                       47,052           55,626           86,184
              =====================================================================================================

        (x)   Proportionate consolidation

              The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at and for the years ended September 30, 2001 and 2000. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 10). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

        (xi)  Earnings before amortization of goodwill

              In Canada, the Accounting Standards Board approved an addendum to CICA Handbook Section 1580, Business Combinations, subsequently superceded by Section 1581 Business Combinations, that permits goodwill amortization expense to be presented net-of-tax on a separate line in the Consolidated Statements of Earnings. This presentation is not currently permitted under US GAAP. Under US GAAP, $29,086,000 (as adjusted for US GAAP purposes) of amortization of goodwill would have been included in operating expenses.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (xii) Depreciation and amortization

              Under US GAAP, depreciation and amortization amounts would be included in operating expenses.

        (xiii) Consolidated statements of cash flows

              The Company's consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2001 were prepared in accordance with CICA Handbook Section 1540, Cash Flow Statements, the provisions of which are substantially similar to those of SFAS No. 95, Statement of Cash Flows.

        (xiv) Recent accounting pronouncements

              a) In June 2001, the FASB issued SFAS No. 142,  Goodwill and Other
                 Intangible Assets. SFAS No. 142 addresses the accounting and reporting of acquired goodwill and other intangible assets. SFAS No. 142 discontinues amortization of acquired goodwill and instead requires annual impairment testing of acquired goodwill. Intangible assets will be amortized over their useful economic life and tested for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Intangible assets with an indefinite useful economic life should not be amortized until the life of the asset is determined to be finite. The Company has adopted SFAS No. 142, effective October 1, 2001. The Company is currently evaluating the impact of SFAS No.121 on its future earnings and financial position.

                 Also in June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that all business combinations be accounted for under the purchase method and defines the criteria for identifying intangible assets for recognition apart from goodwill. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the acquisition date is July 1, 2001 or later. The Company adopted SFAS No. 141 effective July 1, 2001.

                 The provisions of SFAS No. 141 and No. 142 are substantially similar to those of Sections 1581 and 3062 of the CICA Handbook described in Note 2.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
================================================================================

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (xv) Recent accounting pronouncements (cont'd)

              b) In August 2001,  the FASB issued SFAS No. 144,  Accounting  for the Impairment or Disposal of Long-Lived Assets, which retains, in general, the requirements of SFAS No. 121 and addresses significant implementation issues. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged. The Company does not intend to adopt the new standard early; however, it is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

              c) Furthermore,  the Company determined that the adoption of Staff
                 Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, had no material adverse effect on the business, results of operations and financial condition.

17.     Comparative figures

        Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2001.

18.     Subsequent event

        On October 1, 2001, the Company signed a strategic outsourcing alliance providing IT support services for Fireman's Fund Insurance Company ("Fireman") operations. In the context of this agreement, the Company acquired the related assets and assumed liabilities of Fireman used in their IT operations for a total cash consideration of approximately $38,100,000. This transaction was accounted for using the purchase method.

Samson Belair/Deloitte & Touche, S.E.N.C.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4113
www.deloitte.ca






Independent Auditors' Consent





We hereby consent to the incorporation by reference in CGI Group Inc.'s Registration Statements on Form S-8 (Reg. Nos. 333-13350 and 333-66044) of our audit report dated November 5, 2001 which is included in this Report of Foreign Private Issuer on Form 6-K.






(signed)
Samson Belair/Deloitte & Touche
Chartered Accountants




Montreal, Quebec
December 5, 2001

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CGI GROUP INC.
                                        (Registrant)


Date:  December 5, 2001                 By /s/ Paule Dore
                                        Name:  Paule Dore
                                        Title:    Executive Vice President
                                                and Chief Corporate Officer
                                                and Secretary